FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

September 14, 2004

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on September 14, 2004 via CCN Matthews.

Item Four - Summary of Material Change

On September 14, 2004, NovaGold Resources Inc. (AMEX, TSX: NG) announced that it will be included in the S&P/TSX Composite Index and the S&P/TSX Capped Gold Index, effective after the close of business on September 17, 2004.

Item Five - Full Description of Material Change

On September 14, 2004, NovaGold Resources Inc. (AMEX, TSX: NG) announced that it will be included in the S&P/TSX Composite Index and the S&P/TSX Capped Gold Index, effective after the close of business on September 17, 2004.

The S&P/TSX Capped Gold Index, which is currently made up of 20 TSX-listed gold-only equity listings, is the basis of the world's only gold exchange-traded fund (ETF), which is managed by Barclays Global Investors and trades on the TSX under the ticker symbol "XGD."

The S&P/TSX Composite Index accounts for approximately 70 per cent of market capitalization for Canadian-based companies listed on the Toronto Stock Exchange. The size of the S&P/TSX Composite Index and its broad economic sector coverage has made the S&P/TSX Composite Index the premier indicator of market activity for Canadian equity markets. The S&P/TSX Composite Index also serves as the benchmark for the mutual fund industry and Canadian pension funds.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 16th day of September, 2004 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary.

News Release	AMEX, TSX Symbol: NG

NovaGold Added to S&P/TSX Composite and Gold Indices

14 September 2004 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG)

NovaGold Resources will be included in the S&P/TSX Composite Index and the S&P/TSX Capped Gold Index, effective after the close of business on September 17, 2004.

Mr. Rick Van Nieuwenhuyse, President and Chief Executive Officer of NovaGold said "We are very pleased to be added to the Composite and Gold Indices. This should benefit our shareholders both through increased liquidity and increased visibility."

The S&P/TSX Capped Gold Index, which is currently made up of 20 TSX-listed gold-only equity listings, is the basis of the world's only gold exchange-traded fund (ETF), which is managed by Barclays Global Investors and trades on the TSX under the ticker symbol "XGD."

The S&P/TSX Composite Index accounts for approximately 70 per cent of market capitalization for Canadian-based companies listed on the Toronto Stock Exchange. The size of the S&P/TSX Composite Index and its broad economic sector coverage has made the S&P/TSX Composite Index the premier indicator of market activity for Canadian equity markets. The S&P/TSX Composite Index also serves as the benchmark for the mutual fund industry and Canadian pension funds.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing four separate million-plus-ounce projects including three of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, and the Ambler project in partnership with Rio Tinto. NovaGold has 63.2 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact:

Greg Johnson, VP Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company's registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.